EXHIBIT 4.2
OSG
Overseas Shipholding Group, Inc.
Press Release

For Immediate Release

OVERSEAS SHIPHOLDING GROUP ANNOUNCES CLOSING OF
$900 MILLION FORWARD START UNSECURED REVOLVING CREDIT AGREEMENT

New York – May 26, 2011 – Overseas Shipholding Group, Inc. (NYSE: OSG), a market leader in providing energy transportation services, today announced it has entered into a $900 million unsecured forward start revolving credit agreement that matures on December 31, 2016.  Under the terms of the facility, OSG may begin borrowing on February 8, 2013, the date on which OSG’s existing revolving credit facility expires.   The new facility contains the same financial covenant package as the existing facility.  It also incorporates an “accordion feature” permitting an increase in total availability up to $1.25 billion through additional bank subscriptions entered into before February 8, 2013.  The lending group, led by DnB NOR Bank ASA, consists also of Swedbank AB (Publ), Citibank N.A., ING Bank N.V., HSBC Bank plc, Credit Agricole Corporate and Investment Bank, and Morgan Stanley Senior Funding, Inc.

Myles Itkin, Chief Financial Officer of OSG, stated, “We are pleased to have concluded this new $900 million unsecured forward start revolving credit agreement and deepen our already strong relationships with the participating banks.  This forward start facility permits us to address a large portion of our 2013 refinancing requirements on an anticipatory basis, while maintaining the favorable borrowing cost we enjoy under our current revolving credit agreement through its expiration in February 2013.”

 Itkin continued, “This important refinancing extends OSG’s access to committed unsecured revolving credit availability through the end of 2016 and underscores OSG’s strong financial profile, superior access to long-term debt capital and ongoing commitment to shareholders to aggressively manage liquidity and balance sheet strength.  The financial strength of OSG is demonstrated by the Company’s ability to remain an unsecured borrower in a very challenging financial environment, one of the very few shipowners able to do so.”

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About OSG
Overseas Shipholding Group, Inc. (NYSE: OSG), a Dow Jones Transportation Index company, is one of the largest publicly traded tanker companies in the world.  As a market leader in global energy transportation services for crude oil and petroleum products in the U.S. and International Flag markets, OSG is committed to setting high standards of excellence for its quality, safety and environmental programs.  OSG is recognized as one of the world’s most customer-focused marine transportation companies and is headquartered in New York City, NY.  More information is available at www.osg.com.

Contact Information
For more information contact:  John Collins, Vice President Investor Relations, OSG Ship Management, Inc. at +1 212.578.1699.